Form 6-K
No. (2)
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of March 2006,
Commission file number: 0-15741
AB ELECTROLUX

(Translation of registrant’s name into English)
S:t Göransgatan 143, SE-105 45 Stockholm, Sweden

(Address of principal executive offices)
SIGNATURES
          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AB ELECTROLUX (publ.)

(Registrant)

Date: March 20, 2006	By	/s/ Richard S. Pietch

PRESS RELEASE	Stockholm, March 20, 2006 Page 1 of 10
Notice convening the Annual General Meeting of AB Electrolux
The shareholders of AB Electrolux are hereby invited to participate in the Annual General Meeting to be held on Monday, April 24, 2006 at 5 p.m. in the Berwald Hall, Dag Hammarskjölds väg 3, Stockholm, Sweden.
The meeting will start with questions to Bengt Andersson, President of Husqvarna AB. It is then proposed that the Board of Director’s proposal concerning distribution of all shares in Husqvarna AB to the shareholders of AB Electrolux is dealt with at the meeting – item 11 of the agenda.
Registration and notification
Shareholders who wish to participate in the General Meeting must
•	be recorded in the share register kept by VPC AB on Tuesday, April 18, 2006, and
•	give notice of intent to participate, thereby stating the number of assistants attending, to the company no later than 4 p.m. on Wednesday, April 19, 2006. Notice of intent to participate can be given by letter to AB Electrolux, C-J, SE-105 45 Stockholm, Sweden, by telephone +46-8-738 64 10, by fax +46-8-738 63 35, or on the Internet on the Group’s web site, www.electrolux.com/agm.
Notice should include the shareholder’s name, personal or organization identification number, address and telephone number. Shareholders may vote by proxy, in which case a power of attorney should be submitted to the company prior to the General Meeting. The information provided in the notification will be computer processed and used only for the Annual General Meeting 2006. Shareholders represented by proxy should submit the proxy form to the company prior to the General Meeting.
Shareholders, whose shares are registered in the name of a bank or other trustees, must have their shares registered temporarily in their own names in order to participate in the General Meeting. In order for the registration to be entered in the share register on Tuesday, April 18, 2006, shareholders should request that the trustee effects re-registration well in time before that date.
Agenda
1.	Election of Chairman of the meeting

2.	Preparation and approval of the voting list

3.	Approval of the agenda.

4.	Election of two minute-checkers.

5.	Determination as to whether the meeting has been properly convened.

6.	Presentation of the Annual Report and the Audit Report as well as the Consolidated Accounts as well as the Audit Report of the Group.

7.	The President’s, Hans Stråberg, speech.

8.	Presentation of the activities of the Board of Directors and its Committees during the past year and the Auditor’s presentation of the audit work during 2005.

9.	Resolution on adoption of the Profit and Loss Statement and the Balance Sheet as well as the Consolidated Profit and Loss Statement and the Consolidated Balance Sheet.
10.	Resolution on discharge from liability of the Directors and the President.
11.	Resolution on dispositions in respect of the company’s profit pursuant to the adopted Balance Sheet and determination of record date for dividend.
12.	Determination of the number of Directors and Deputy Directors to be elected. Report on the work of the nomination committee.
13.	Determination of fees payable to the Board of Directors and the Auditor.

14.	Election of Directors and Chairman of the Board of Directors.

15.	Election of auditor.

16.	Proposal for resolution on nomination committee.

17.	Proposal for resolution on
a)	principles for remuneration and other terms of employment for the management of the company,

b)	implementation of a share program (Electrolux Performance Share Plan 2006),

c)	adjustment of the conditions for the 2004 and 2005 year share programs, and

d)	approval of a share program (Husqvarna Performance Share Plan 2006), proposed by the board of the current subsidiary Husqvarna AB.
18.	Proposal for resolution on
a)	acquisition of own shares,

b)	transfer of own shares in connection with company acquisitions,

c)	transfer of own shares as a result of the Electrolux Share Program 2006, and

d)	transfer of own shares as a result of the Employee Stock Option Programs for the years 2001-2003 and the Electrolux Share Program for 2004.
19.	Proposal for resolution on amendment of the articles of association.

20.	Closing of the meeting.
Dividend and record date (item 11)
The Board of Directors proposes a cash dividend for the financial year 2005 of SEK 7.50 per share and Thursday, April 27, 2006, as record date for the cash dividend. Subject to resolution by the General Meeting in accordance with this proposal, dividend is expected to be distributed by VPC on Wednesday, May 3, 2006.
The Board of Directors also proposes that all shares in the wholly owned subsidiary Husqvarna AB be distributed, and that each share in AB Electrolux entitles the owner to one share in Husqvarna AB. Owners of series A shares in AB Electrolux will receive series A shares in Husqvarna AB, and owners of series B shares in AB Electrolux will receive series B shares in Husqvarna AB. It is proposed that the Board of Directors be authorised to establish the record date for entitlement to receive dividend.
Proposal for Chairman of the meeting, number of Directors, fees and election of the Board of Directors and Chairman of the Board of Directors as well as election of Auditor (items 1 and 12-15)
As previously announced Tom Johnstone, Aina Nilsson Ström och Karel Vuursteen, Directors of the Board, have declined re-election.
The Electrolux nomination committee, consisting of the Chairman, Jacob Wallenberg, Investor AB, and the members Carl Rosén, Andra AP-fonden, Ramsay J. Brufer, Alecta Pensionsförsäkring, Kjell Norling, Handelsbanken/SPP fonder and Michael Treschow, Chairman of AB Electrolux, has, given the following proposals.
•	Michael Treschow as chairman of the General Meeting.
•	7 Directors and no Deputy Directors.
•	Directors’ fees totalling SEK 4,275,000, to be allocated as follows. SEK 1,500,000 to the Chairman of the Board of Directors, SEK 500,000 to the Deputy Chairman of the Board of Directors, SEK 437,500 to any other Director appointed by the General Meeting but not employed by the company, and SEK 525,000 as fees for members of the committees of the Board of Directors.
•	The Auditor’s fee to be paid on approved account.
•	Re-election of the Directors Michael Treschow, Peggy Bruzelius, Hans Stråberg, Louis R. Hughes, Barbara Milian Thoralfsson, Caroline Sundewall and Marcus Wallenberg. Michael Treschow is elected Chairman of the Board. The nomination committee has informed the company that the proposal for Board of Directors may be increased by one more Director. If so, the proposal will be announced before the General Meeting.
•	Re-election of PriceWaterhouseCoopers AB as Auditor for the period until the Annual General Meeting in 2010.
Proposal for resolution on nomination committee (item 16)
The nomination committee presents the following proposals.
1. That the company should have a nomination committee consisting of one representative of each of the four largest shareholders in the company with regard to the number of votes held, together with the Chairman of the Board of Directors. The names of the four representatives and the names of the shareholders they represent shall be announced six months before the Annual General Meeting 2007 and shall be based on the known number of votes immediately prior to the announcement. The term of office for the nomination committee shall be for the period until a new nomination committee has been appointed. Unless the members of the nomination committee agree otherwise, the Chairman of the nomination committee shall be the member that represents the largest shareholder with regard to the number of votes held.
2. That if, during the term of office of the nomination committee, one or more of the shareholders having appointed a representative to the nomination committee no longer is among the four largest shareholders with regard to the number of votes held, representatives appointed by these shareholders shall resign and the shareholder or shareholders who then are among the four largest shareholders with regard to the number of votes held, may appoint their representatives. If there are only marginal changes in the number of votes held or if the change occurs later than two months before the Annual General Meeting, no changes shall be made in the composition of the nomination committee unless there are special circumstances. A shareholder who has appointed a representative as member of the nomination committee has the right to dismiss such member and appoint a new representative as member of the committee. Changes in the composition of the nomination committee shall be announced as soon as they have occurred.
3. That the nomination committee shall prepare the below proposals to be submitted to the Annual General Meeting 2007 for resolution:
a)	Proposal regarding Chairman of the General Meeting,

b)	Proposal regarding members of the Board of Directors,

c)	Proposal regarding Chairman of the Board of Directors,

d)	Proposal regarding Directors’ fees, stating the distribution between the Chairman on the one hand and other members of the Board of Directors on the other hand, as well as remuneration for committee work,

e)	Proposal regarding Auditor’s fees, and,

f)	Proposal regarding nomination committee for the Annual General Meeting of 2008.
4. That the nomination committee, when performing its duties, shall fulfil the tasks that rest upon the nomination committee under the Swedish Code on Corporate Governance including, i.a., to provide the company with certain information in order to enable the company to fulfil its information obligation under the Code and to, upon request of the nomination committee, provide personnel resources such as secretary function for the nomination committee to facilitate the work of the committee. If needed, the company shall also be able to pay reasonable costs for external consultants that the nomination committee deems necessary in order for the committee to be able to fulfil its assignment.
Proposal of the Board of Directors of AB Electrolux concerning (A.) principles for remuneration and other terms of employment for the management of the company (B.) implementation of a performance based, long-term incentive program for 2006 (Electrolux Performance Share Plan 2006) (“the Electrolux Share Program”), (C.) adjustment of the terms and conditions for the performance based, long-term incentive programs of the years 2004 and 2005 in Electrolux, (D.) approval of a performance based, long-term incentive program for 2006 (Husqvarna Performance Share Plan 2006) (”the Husqvarna Share Program”) proposed by the Board of Directors of the present subsidiary Husqvarna AB (item 17)
A. Principles for remuneration and other terms of employment for the management of the company
The Board of Directors proposes that the Annual General Meeting approves the following principles for remuneration and other terms of employment for the President and CEO and other members of Group Management of AB Electrolux (“Electrolux” and the “Group Management”). The principles will be valid for employment agreements entered into after the Annual General Meeting in 2006 and for changes made to existing employment agreements thereafter.
Remuneration for Group Management is set by the Board of Directors of Electrolux, based on the recommendation of the remuneration committee in Electrolux (the “Remuneration Committee”).
a) Guiding principles – Electrolux shall strive to offer total remuneration that is fair and competitive relative to the home country of each Group Management member and the performance of the Group Management member and the group. A focus on “pay for performance” means that variable compensation can represent a significant proportion of total compensation for the Group Management.
b) Salary – Fixed salary shall be the foundation of the total remuneration. The salary shall be competitive relative to the relevant market and reflect the scope of the job responsibilities. Salary levels shall be reviewed periodically (usually in the annual salary review process) to ensure continued competitiveness and to recognize performance.
c) Short Term Incentive (“STI”) – Group Management members may receive STI in addition to the fixed salary. The main focus in the STI shall be on the financial performance of the group or of the sector where the Group Management member is employed. In addition key performance indicators may be used to create focus on issues of particular interest at group, sector or individual level. Clearly defined target and stretch levels of performance shall be defined in the beginning of each year, reflecting plans approved by the Board of Directors. Targets for the financial performance measure(s) shall be determined for relevant organizational and geographical areas. Targets for the key performance indicators may be determined on group, team and/or individual level. The STI shall be dependent on position and may amount up to maximum 70% of the salary at target and 110% of the salary at stretch levels. Reflecting market norms the corresponding levels are 100% of the salary at target in the U.S. market and 150% of the salary at stretch levels.
d) Long Term Incentive (“LTI”) – On a yearly basis, the Board of Directors will evaluate whether a share based or share price related incentive program should be proposed to the Annual General Meeting or not.
e) Insurable Benefits – Old age pension, disability benefits and medical benefits shall be designed to reflect home country rules and practices. When possible, pension plans shall be based on a pension policy established by the group. In individual cases, other arrangements for pension benefits may be offered.
f) Other Benefits – Other benefits may be provided in line with the practice observed in the country where the member of the Group Management is resident. These benefits shall not constitute a material portion of total remuneration. In individual cases other benefits may be offered.

g) Notice of Termination and Severance Pay – For Group Management members resident in Sweden, the termination period from the group shall be 12 months, when termination is given by the group, and 6 months, when termination is given by a Group Management member. In individual cases, the group may apply other notice periods for termination and for severance payment. Group Management members resident outside Sweden may be offered notice periods for termination and for severance payment that are competitive in the country where the Group Management member is resident.
B. The Electrolux Share Program
The Board of Directors of Electrolux proposes that the Annual General Meeting resolves to offer a performance based, long-term incentive program for 2006. The program for 2006 is proposed to include 160 senior officers and key employees of the Electrolux group with a possibility to be allocated shares of series B in the company free of charge, in accordance with the following principal terms and instructions.
Principal terms of the Electrolux Share Program
a) The participants of the Electrolux Share Program shall be divided into five groups; the managing director, other members of the group management and three other groups for other senior officers and key employees. For each group, the Board of Directors will determine a target value for the Electrolux Share Program denominated in SEK. The target value for the managing director amounts to SEK 2.4 million, for the other members of the group management to SEK 1.2 million and for other senior officers and key employees not less than SEK 450,000 and not more than SEK 900,000. The total sum of the target values for all participants will not exceed SEK 96 million.
b) Each target value shall be converted into a specific number of shares, based on the average closing share price of the Electrolux series B shares on the Stockholm Stock Exchange during a period of ten trading days before the day participants are invited to the program, reduced by the present value of estimated dividend payments for the period until shares are allotted.
c) The calculated number of shares shall be connected to a certain target for value creation established by the Board of Directors. The target shall be set for an initial three-year performance period. If a lower or a higher value creation is achieved during the three-year performance period, a lower or a higher number, respectively, of shares may be allocated.
d) The value creation levels established by the Board of Directors include a minimum level, which has to be exceeded for any allocation to take place, as well as a maximum level. The maximum allocation is limited to 1.5 times the number of shares established in accordance with items a) and b) above.
e) Allocation of shares, which will take place free of charge at the expiration of the three-year performance period, requires i.a. that all terms of the Electrolux Share Program are complied with and that the persons included in the program during the entire performance period, with some exceptions, are employed in the Electrolux Group. Allocation of shares may take place before the expiration of the three-year performance period if (i) someone, alone or together with related parties, acquires a sufficient number of shares in Electrolux and in accordance with the applicable rules is obliged to make a public offer to acquire all shares in the company, or (ii) for individual participants based on individual circumstances, or (iii) if it otherwise is deemed to be suitable or appropriate that the three -year performance period is shortened. Allocated shares shall, with some exceptions, be under certain disposition restrictions for an additional two-year period after the expiration of the performance period. Some participants of the program shall be offered the opportunity to settle in cash a portion of the allocated shares, such portion, however, not to exceed the value of the number of shares that otherwise would be required to be sold to cover any taxes levied.
Guiding principles for the Electrolux Share Program
160 senior officers and other key employees in the Electrolux group shall be offered participation in the Electrolux Share Program. An offer to participate in the program shall be provided by Electrolux not later than 30 June 2006. Members of the Board of Directors having been appointed by a General Meeting of Shareholders who are not also employed by the company shall not be offered the opportunity to participate in the Electrolux Share Program.
Participation in the Electrolux Share Program is conditional upon that such participation being deemed legally possible and appropriate in relevant jurisdictions as well as, in the judgement of the Board of Directors, such participation taking place with reasonable (i) administrative costs, (ii) tax effects for Electrolux or any other employing company within the Electrolux group or for the persons who are intended to participate in the program, and (iii) financial efforts. Certain deviations in the terms and conditions for the Electrolux Share Program may be made based on local rules and regulations as well as applicable market practice.
C. Adjustment of the terms and conditions for the performance based, long-term incentive programs of the years 2004 and 2005 in Electrolux
In accordance with items B. e) in the Board of Directors’ abovementioned proposal for Electrolux Share Program, it is proposed that the three-year performance period for achievement of the levels of value creation established by the Board of Directors as well as the following two-year period when certain disposition restrictions shall apply, may be shortened in certain cases. Under the terms and conditions of the performance based, long-term incentive programs decided in the years 2004 and 2005, such shortening could only take place in certain exceptional cases. The Board of Directors is of the opinion that the terms and conditions for all share programs within the Electrolux group should have essentially the same wording and that it is important that the programs may be shortened also in other cases than those that follow from the share programs of the years 2004 and 2005. One such case is the proposed distribution of the shares in Husqvarna. In the opinion of the Board of Directors that there is no reason for those participants in Electrolux programs of the years 2004 and 2005 that henceforth will be employed in Husqvarna to remain in these programs. The Board of Directors therefore proposes that the terms and conditions for the share programs implemented in the years 2004 and 2005 are adjusted and that the wording of the relevant provision in these programs thus shall have the same wording as in the above proposed program for 2006.
D. Approval of a performance based, long-term incentive program for 2006 (Husqvarna Performance Share Plan 2006) (”the Husqvarna Share Program”) proposed by the Board of Directors of the present subsidiary Husqvarna AB
The Board of Directors of Husqvarna proposes that the Annual General Meeting decides to approve a performance based, long-term incentive program for 2006 proposed by the Board of Directors of the present subsidiary Husqvarna. The Program for 2006, which corresponds to the Electrolux Share Program for 2006 in accordance with item B. above, is proposed to include 40 senior officers and key employees of the Husqvarna group with a possibility to be allocated shares of series B in the company free of charge, in accordance with the following principal terms and instructions.
Principal terms of the Husqvarna Share Program
The participants of the Husqvarna Share Program shall be divided into four groups; the managing director, other members of the group management and two other groups for other senior officers and key employees. For each group, the Board of Directors will determine a target value for the Electrolux Share Program denominated in SEK. The target value for the managing director amounts to SEK 1.8 million, for the other members of the group management to SEK 900,000 and for the two other groups of senior officers and key employees SEK 600,000 or SEK 450,000. The total sum of the target values for all participants will not exceed SEK 24 million.
For the Husqvarna Share Program the same terms shall apply as for the Electrolux Share Program as stated in items B. b) – e) above; however, as regards item B. b) above, each target value shall be converted into a number of shares based on the average closing share price for the Husqvarna series B share at the Stockholm Stock Exchange, and, as regards item B. e) above, that the allocation of shares requires i.a. that the persons included in the program are employed in the Husqvarna Group during the entire performance period, with some exceptions, and that allocation of shares may take place before the expiration of the three-year performance period if a person, alone or together with a related party, acquires a sufficient number of Husqvarna shares and in accordance with the applicable rules is obliged to make a public offer to acquire all shares in the company.
Guiding principles for the Husqvarna Share Program
40 senior officers and other key employees in the Husqvarna group shall be offered participation in the Husqvarna Share Program. Offer to participate in the program shall be provided by Husqvarna not later than 31 August 2006, and presupposes that the Husqvarna series B shares have been listed on the Stockholm Stock Exchange during at least ten trading days before the time of the offer. Members of the Board of Directors having been appointed by a General Meeting of Shareholders and who are not also employed by the company shall not be offered the opportunity to participate in the Electrolux Share Program.
Participation in the Husqvarna Share Program is conditional upon that such participation being deemed legally possible and appropriate in relevant jurisdictions as well as, in the judgement of the Board of Directors, such participation taking place with reasonable (i) administrative costs and (ii) tax effects for Husqvarna or any other employing company within the Husqvarna group or for the persons who are intended to participate in the program, and (iii) financial efforts. Certain deviations in the terms and conditions for the Husqvarna Share Program may be made based on local rules and regulations as well as applicable market practice.
The above proposal regarding the Husqvarna Share Program is conditional upon the Annual General Meeting 2006 in Electrolux resolving to distribute the Husqvarna shares to the shareholders of Electrolux.
___________________________
Majority requirements
In order for the Annual General Meeting’s resolutions in accordance with the Board of Directors’ proposal under items A.–D. above to be valid, shareholders representing more than fifty per cent of the votes cast must be in favour of such proposal or, in case of parity of votes, the chairman of the meeting being in favour of such proposal.
The Board of Directors’ of AB Electrolux proposal for resolutions on (A.) acquisition of own shares, (B.) transfer of own shares in connection with company acquisitions, (C.) transfer of own shares as a result of the Electrolux Share Program 2006 and (D.) transfer of own shares as a result of the Employee Stock Option Programs for the years 2001-2003 and the Electrolux Share Program for 2004 (item 18)
A. Acquisition of own shares
The Board of Directors is, for the period until the next Annual General Meeting of Shareholders, authorised to resolve on acquisitions of shares in the company as follows.
1. The company may acquire, as a maximum, so many shares of series A and/or series B that, following each acquisition, the company holds at a maximum 10 percent of all shares issued by the company.
2. The shares may be acquired on the Stockholm Stock Exchange.
3. An acquisition of shares through operations on a stock exchange may only be made at a price per share at each time within the registered price interval for the share.
4. Payment for the shares shall be made in cash.
B. Transfer of own shares in connection with company acquisitions

The Board of Directors is, for the period until the next Annual General Meeting of Shareholders, authorised to resolve on transfers of Electrolux shares in connection with company acquisitions on the following terms and conditions.
1. Shares of series A and/or series B held by the company at the time of the Board of Director’s decision may be transferred.
2. The shares may be transferred with deviation from the shareholders’ preferential rights.
3. Transfer of shares may be made at a minimum price per share corresponding to an amount in close connection with the price of the company’s shares of the series concerned on the Stockholm Stock Exchange at the time of the decision on the transfer.
4. Payment for the transferred shares may be made in cash, by contributions in kind or by a set-off of company debt.
The reason for deviation from the shareholders’ preferential rights in transferring shares and the basis for the sales price of the shares is to make it possible to finance potential company acquisitions in a cost-effective manner.
C. Transfer own shares as a result of the Electrolux Share Program 2006
The Board of Directors proposes that the Annual General Meeting of Shareholders resolves to transfer own shares in the company on the following terms.
1. A maximum of 900,000 shares of series B may be transferred.
2. Right to acquire shares shall be granted to the persons participating in the Electrolux Share Program (“the Participants”), with a right for each Participant to acquire the maximum number of shares stipulated in the terms and conditions for the Electrolux Share Program.
3. The participants’ right to receive shares is conditional upon all terms and conditions of the Electrolux Share Program being fulfilled.
4. Shares shall be transferred free of charge under the Electrolux Share Program.
5. The number of shares that may be transferred under the Electrolux Share Program may be subject to recalculation as a result of bonus issue, share split, rights issues and similar measures in accordance with the terms and conditions of the Electrolux Share Program.
D. Transfer of own shares as a result of the Employee Stock Option Programs 2001 –2003 and the Electrolux Share Program 2004
The Board of Directors further proposes, as a result of the company’s employee stock option programs 2001-2003 and the Electrolux Share Program 2004, that the Annual General Meeting of the Shareholders resolves that the company shall be entitled, for the period until the next Annual General Meeting, to transfer a maximum of 900,000 shares of series B in the company to cover costs, primarily social security charges, that may arise a result of these employee stock option programs. Transfer may take place on the Stockholm Stock Exchange at a price within the registered price interval from time to time.
___________________________
The reasons for deviation from the shareholders’ preferential rights and the basis for determination of transfer prices for transfers of own shares in accordance with item C. and D. above are as follows.

The transfer of own shares is an integrated part of previously implemented employee stock options programs as well as the proposed Electrolux Share Program. The Board of Directors considers it to be an advantage to Electrolux and its shareholders that senior officers and key employees of Electrolux are offered the possibility to become shareholders of the company. The Board of Directors further considers that shares previously repurchased by Electrolux shall be used, where applicable, to cover the costs, primarily social security charges, arising as a consequence of already implemented employee stock options programs and to enable delivery of shares under the proposed Electrolux Share Program. The basis for determination of the applicable transfer prices follows from the proposals by the Board set out above.
Majority requirement
In order for the resolutions by the General Meeting in accordance with the Board of Director’s proposal in Clauses A., B. and D. above to be valid, the resolutions must be accepted by shareholders holding no less than two thirds of the votes cast as well as the shares represented at the General Meeting. In order for the Annual General Meeting’s resolution in accordance with the proposal under item C. above to be valid, shareholders representing at least nine tenths of the votes cast as well as the shares represented at the meeting must be in favour of the proposal.
Proposal for resolution on amendment of the articles of association (item 19)
The board of directors proposes that the Annual General Meeting resolve to amend the articles of association with the purpose to adapt the articles of association to the new Swedish Companies Act, which entered into force on 1 January 2006. The proposed amendments essentially mean as follows:
The provision on the share’s nominal amount is replaced with a provision that the lowest number of shares shall be 300,000,000 and the highest number of shares shall be 1,200,000,000 (§5).
The provision on different series of shares is amended so that shares of series A may be issued up to a maximum number of 1,200,000,000, and shares of series B up to a maximum number of 1,200,000,000 (5§).
That the provision on preferential rights of shareholders in case of a new issue of shares is expanded to include not only cash issue but also issues of shares against set-off of claims. A new section is introduced governing the preferential rights of shareholders in case of cash issues and issues against set-off of claims of warrants and convertibles (§5).
The provision on one year term of office of Board members and Deputy Board members is deleted (§6).
The provision on notice of General Meeting is amended so that notice is to be issued through announcement in the Swedish Official Gazette (Sw: Post- och Inrikes Tidningar), Svenska Dagbladet and Dagens Nyheter (§9).
The provision stating that each shareholder is entitled to vote for the full number of shares owned or represented by the shareholder, is deleted (§10, first paragraph).
The provision stating that Annual General Meeting shall be held within six months from the end of each fiscal year is deleted (§11, first paragraph).
The provision on record date is adjusted in accordance with the wording of Chapter 1 Section 10 of the Swedish Companies Act (§12).
In addition, certain minor language adjustments are made in order to adapt the wording of the articles of association to the terms used in the new Swedish Companies Act.

Documents
The Annual Accounts and the Auditor’s Report as well as the Board of Directors’ complete proposals for resolutions under items 16-19 above will be available at the company – AB Electrolux, C-J, SE-105 45 Stockholm, Sweden and at the Group’s web site on the Internet: www.electrolux.com/agm – and will, on request, be sent to shareholders at the address given, as from April 10, 2006. A prospectus, describing in detail the Husqvarna Group, has been prepared in connection with the proposal to distribute the shares in Husqvarna. The prospectus will be available from the aforementioned date.
Stockholm in March 2006
AB Electrolux (publ)
THE BOARD OF DIRECTORS